Exhibit 99.1

Royal Bank of Canada appoints Katherine Gibson as Chief Financial Officer

TORONTO, September 12, 2024 — Royal Bank of Canada (RY on TSX and NYSE) today announced that Katherine Gibson has been appointed Chief Financial Officer, effective immediately.

Ms. Gibson has served as Interim Chief Financial Officer since April 5, 2024. Prior to this, she was Senior Vice President, Enterprise Finance & Controller with global responsibility for head office Finance, including all external, board and management reporting, accounting policy and financial management systems.

“Katherine is an outstanding senior executive with global financial insights and leadership capabilities who can continue to advance our strategic priorities and position RBC for the future,” said Dave McKay, President & CEO, RBC. “She is a respected and experienced leader who brings deep expertise in both business and global enterprise finance, and has been a tremendous contributor and strategic advisor as interim CFO for the past five months. We are proud that Katherine emerged as the clear top candidate after an international search, reinforcing the strength of talent at RBC.”

As CFO, Ms. Gibson is responsible for finance for all businesses and functions, enterprise financial planning, analysis and reporting, as well as Taxation, Corporate Treasury, Investor Relations, Performance Management and Corporate Development.

Ms. Gibson joined RBC 22 years ago and has extensive experience leading global teams and major strategic initiatives, bringing a deep understanding of business drivers and growth opportunities across the bank. Her other prior roles included Senior Vice President, Wealth Management, Investor & Treasury Services and Insurance Finance and Vice President, Enterprise Optimization. She has also held board positions on some of RBC’s domestic and global subsidiaries, served as Chair of the ESG Disclosure Committee and sat on the Enterprise Diversity Leadership Council.

Prior to RBC, Ms. Gibson spent six years in Canada and Australia with an international accounting firm. She is a CPA, a CA and a graduate of the University of Manitoba, with an honours Bachelor of Commerce degree.

About RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 100,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 18 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-social-impact.

For further information, please contact:

Investor Contact:

Asim Imran, Investor Relations, asim.imran@rbc.com, 416-955-7804

Media contact:

Gillian McArdle, Corporate Communications, gillian.mcardle@rbccm.com, 416-842-4231